Exhibit 99.1

Baja Mining Corp.

Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars)

Baja Mining Corp.
Condensed Consolidated Balance Sheets - Unaudited
As at June 30, 2011 and December 31, 2010
(expressed in thousands of US dollars, unless stated otherwise)

	June 30,	December 31,
	2011	2010
ASSETS

Cash and cash equivalents	17,938	48,151
Short-term deposits	33,940	-
Other receivables	10,417	3,272
Deposits and prepaid expenses	1,737	764
Current assets	64,032	52,187

Restricted cash (note 4)	5,522	103,342
Deposits	8,971	483
Deferred financing costs (note 5)	30,948	30,648
Mineral properties (note 6)	324,751	193,767
Property, plant and equipment (note 7)	30,564	7,057
Derivative asset (note 11(a))	4,817	3,746

Total assets	469,605	391,230

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities	27,354	14,571
Current portion of environmental liabilities (note 8)	-	328
Current liabilities	27,354	14,899

Environmental liabilities (note 8)	7,804	359
Subordinated long-term debt (note 10)	136,963	75,087
Derivative liabilities (note 11(b))	100,028	72,730
Other long-term liabilities	2,178	-

Total liabilities	274,327	163,075

Share capital (note 12)	287,568	284,029
Contributed surplus	104,594	102,147
Deficit	(185,340)	(146,762)
Accumulated other comprehensive income	21,311	11,877

Shareholders’ equity	228,133	251,291
Non-controlling interests	(32,855)	(23,136)

Total equity	195,278	228,155

Total liabilities and equity	469,605	391,230

Senior long-term debt facilities (note 9)
Commitments (note 15)

Approved by the Board and authorized for issue on August 10, 2011.

/s/ John Greenslade	Director	/s/ Graham Thody	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
(expressed in thousands of US dollars, unless stated otherwise)

Condensed Consolidated Statements of Operations - Unaudited

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
		(note 17)		(note 17)
Expenses
General and administration	785	125	1,379	265
Wages and subcontractors	1,656	767	2,634	1,515
Stock-based compensation (note 12(c))	1,573	31	3,206	294
Depreciation	396	39	736	65
Management and directors fees (note 13)	586	69	739	113
Professional and consulting fees	656	397	1,225	684
Research	349	227	516	326
Shareholders information	320	134	644	300
Impairment charges	1,746	-	2,746	-

Loss before other items	(8,067)	(1,789)	(13,825)	(3,562)

Foreign exchange (loss) gain	(2,524)	4,945	(7,948)	2,199
Fair value adjustment on derivative instruments (note 11)	5,565	-	(25,655)	-
Net financing cost and other income	100	(6)	237	(1)
Change in estimate – refundable deposit liability	-	1,113	-	1,113

(Loss) income before tax	(4,926)	4,263	(47,191)	(251)

Taxation (expense) recovery	(599)	20	(1,106)	20

(Loss) income for the period	(5,525)	4,283	(48,297)	(231)

(Loss) income for the period attributable to:
Shareholders of the Company	(5,764)	4,366	(38,578)	(19)
Non-controlling interests	239	(83)	(9,719)	(212)

Basic and diluted (loss) income per share	(0.02)	0.03	(0.11)	0.00
Weighted average number of shares outstanding
Basic	336,530,195	143,975,683	335,596,826	143,721,091
Diluted	336,530,195	149,217,787	335,596,826	143,721,091

Condensed Consolidated Statements of Comprehensive Loss – Unaudited

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
		(note 17)		(note 17)
(Loss) income for the period	(5,525)	4,283	(48,297)	(231)

Other comprehensive income (loss)
Currency translation adjustment	2,601	(4,570)	9,434	(1,372)

Total comprehensive (loss) income	(2,924)	(287)	(38,863)	(1,603)

Total comprehensive(loss) income attributable to:
Shareholders of the Company	(3,163)	(204)	(29,144)	(1,391)
Non-controlling interests	239	(83)	(9,719)	(212)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Condensed Consolidated Statement of Changes in Equity- Unaudited
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income	Total	interests	Total
Balance – January 1, 2010	143,394,337	97,191	125,271	(77,182)	-	145,280	-	145,280
Loss for the period	-	-	-	(19)	-	(19)	(212)	(231)
Currency translation adjustment	-	-	-	-	(1,372)	(1,372)	-	(1,372)
Exercise of stock options	587,500	467	(251)	-	-	216	-	216
Stock-based compensation expense	-	-	413	-	-	413	-	413
Fair value differential of loans from non-controlling interests	-	-	4,302	-	-	4,302	-	4,302
Balance – June 30, 2010	143,981,837	97,658	129,735	(77,201)	(1,372)	148,820	(212)	148,608
Loss for the period	-	-	-	(69,561)	-	(69,561)	(22,924)	(92,485)
Currency translation adjustment	-	-	-	-	13,249	13,249	-	13,249
Bought deal financing, net of share issuance costs	189,200,000	185,767	-	-	-	185,767	-	185,767
Exercise of stock options	991,250	604	(254)	-	-	350	-	350
Stock-based compensation expense	-	-	1,019	-	-	1,019	-	1,019
Fair value of warrants issued	-	-	3,901	-	-	3,901	-	3,901
Fair value differential of loans from non-controlling interests	-	-	1,508	-	-	1,508	-	1,508
Modification of loans from non-controlling interests	-	-	(33,762)	-	-	(33,762)	-	(33,762)
Balance – December 31, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Loss for the period	-	-	-	(38,578)	-	(38,578)	(9,719)	(48,297)
Currency translation adjustment	-	-	-	-	9,434	9,434	-	9,434
Exercise of stock options	2,675,000	3,336	(2,218)	-	-	1,118	-	1,118
Stock-based compensation expense	-	-	4,916	-	-	4,916	-	4,916
Exercise of warrants	101,813	203	(99)	-	-	104	-	104
Fair value differential of loans from non-controlling interests	-	-	(1,073)	-	-	(1,073)	-	(1,073)
Fair value differential of Baja funding loan	-	-	921	-	-	921	-	921
Balance – June 30, 2011	336,949,900	287,568	104,594	(185,340)	21,311	228,133	(32,855)	195,278

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Condensed Consolidated Statement of Cash flows - Unaudited
For the six months ended June 30, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

	Six months ended June 30,
	2011	2010
		(note 17)
Cash flows from operating activities
Loss for the period	(48,297)	(231)
Items not affecting cash
Depreciation and accretion	1,617	65
Stock-based compensation expense	3,206	294
Unrealized foreign exchange	7,994	(1,626)
Fair value adjustment on derivative instruments	25,655	-
Impairment charges	2,746	-
Income tax provision	1,106	-
Change in estimate – refundable deposit liability	-	(1,113)
	(5,973)	(2,611)
Income tax paid	-	(804)
Special warrants liability payment	(333)	(333)
Net changes in working capital balances
Other receivables	(7,116)	(343)
Deposits and prepaid expenses	(970)	(272)
Accounts payable and accrued liabilities	1,143	452
	(13,249)	(3,911)

Cash flows from investing activities
(Investment in) redemption of short term deposits	(33,515)	15,608
Expenditure on mineral properties	(104,151)	(9,851)
Acquisition of property, plant and equipment	(27,752)	(327)
Reduction of restricted cash	97,844	-
Increase in other long-term liabilities	681	-
Increase in long-term deposits	(8,473)	(492)
	(75,366)	4,938

Cash flows from financing activities
Net proceeds from issuance of common shares	1,222	216
Expenditure on deferred financing costs	(1,043)	(957)
Proceeds from subordinated long-term debt	57,437	4,920
	57,616	4,179

Effect of exchange rate changes on cash and cash equivalents	786	105

(Decrease) increase in cash and cash equivalents	(30,213)	5,311
Cash and cash equivalents - Beginning of period	48,151	5,969

Cash and cash equivalents - End of period	17,938	11,280

Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of Operations

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International. The Company is domiciled in Canada and its registered office is 500 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. In addition, MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

During 2010, the Company commenced construction of a mine at its Boleo Project after completion of debt and equity financings (notes 9 and 10). The Company commenced surface mining activities in the second quarter of 2011.

2	Basis of preparation and first-time adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these condensed interim consolidated financial statements have been prepared on this basis. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and IFRS 1 First-time adoption of International Financial Reporting (“IFRS 1”). The accounting policies and methods of computation applied in these condensed interim consolidated financial statements are the same as those applied in the Company’s condensed interim consolidated financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 17 discloses the impact of transition to IFRS on the Company’s reported balance sheet as at June 30, 2010, and results of operations and cash flows for the three and six months ended June 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation and first-time adoption of International Financial Reporting Standards (continued)

The accounting policies applied in these condensed interim consolidated financial statements are those based on IFRS effective as of August 10, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010 and the Company’s IFRS condensed interim consolidated financial statements for the period ended March 31, 2011.

Amounts designated as “Cdn$” refers to thousands of Canadian dollars, except for “Cdn$ per share” information which are in Canadian dollars.

3	Key sources of estimation uncertainty and critical accounting judgements

a)	Key sources of estimation uncertainty

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of certain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In addition to those disclosed in the Company’s interim consolidated financial statements for the period ended March 31, 2011, significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period include the following:

(i)	Fair value of the funding loan

The funding loan from the Korean Consortium (note 10(b)) meets the definition of a financial liability and is initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company used valuation techniques to estimate the fair value of the funding loan, and any changes in the assumptions used could result in a change in the fair value of the financial liability.

(ii)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include a mandatory prepayment option on the Baja funding loan (note 11(b)(ii)).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Key sources of estimation uncertainty and critical accounting judgements (continued)

b)	Critical judgements in applying accounting policies

The critical judgements made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation (note 3(a)), which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements include the following:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that the exploration, evaluation and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

4	Restricted cash

	June 30,	December 31,
	2011	2010
Construction funds (a)(i)	5	99,003
Reclamation fund (a)(ii)	3,500	3,500
Amounts restricted through credit facilities (b)	2,017	839

	5,522	103,342

a)	As required under the senior debt arrangement signed on September 28, 2010, the Company set up certain trust accounts for project funding:

(i)	Funds from this account may be drawn on a monthly basis and applied only for use on the Boleo Project.

(ii)	The Company deposited $3,500 into a Reclamation and Closing Account. The funds from this account are to be used solely for the payment of approved closure and reclamation costs of the Boleo Project.

b)

The Company has provided a letter of credit (“LC”) related to a tenant improvement allowance for $785 (Cdn$757). The LC will reduce evenly over the 10 year lease beginning after the second year. In addition, the Company obtained certain operating credit facilities for which it provided $82 (Cdn$80) in security deposits. The Company also provided LC’s to the value of $1,150 as security for agreements related to the constructions and/or acquisition of equipment and other assets, which form part of the development of the Boleo Project.

5	Deferred financing costs

Balance – December 31, 2010	30,648
Additions	601
Transfer to subordinated debt (note 10(b))	(377)
Foreign exchange adjustment	76

Balance – June 30, 2011	30,948

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

6	Mineral properties

The acquisition and deferred costs capitalized on the Boleo Project are as follows:

			Deferred		Asset
		Mining	development	Construction	retirement	Total
	Land	concessions	costs	in progress	obligation
Cost

Balance – December 31, 2010	1,705	390	127,058	63,781	833	193,767

Additions	603	133	11,761	107,602	-	120,099
Share-based payments capitalized	-	-	1,710	-	-	1,710
Changes in estimate of reclamation provision	-	-	-	-	7,421	7,421
Borrowing costs capitalized	-	-	9,675	-	-	9,675
Transfer to property, plant and equipment	-	-	-	(8,016)	-	(8,016)
Foreign currency translation	-	-	95	-	-	95

Balance – June 30, 2011	2,308	523	150,299	163,367	8,254	324,751

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

7	Property, plant and equipment

	Computer		Machinery,	Office
	equipment	Leasehold	plant &	equipment &
	& software	improvements	equipment	furniture	Vehicles	Buildings	Total
Cost

Balance – December 31, 2010	1,597	2,261	867	1,190	1,358	2,028	9,301
Additions	1,152	39	16,608	102	1,619	233	19,753
Transfer from mineral properties	269	-	5,761	110	611	1,265	8,016
Disposals	-	(150)	-	(145)	-	-	(295)
Impairment	-	-	(2,746)	-	-	-	(2,746)
Foreign currency translation	32	66	-	30	-	-	128

Balance – June 30, 2011	3,050	2,216	20,490	1,287	3,588	3,526	34,157

Accumulated depreciation

Balance – December 31, 2010	(579)	(272)	(457)	(254)	(567)	(115)	(2,244)
Depreciation	(391)	(214)	(587)	(123)	(213)	(77)	(1,605)
Disposals	-	150	-	145	-	-	295
Foreign currency translation	(23)	(11)	-	(5)	-	-	(39)

Balance – June 30, 2011	(993)	(347)	(1,044)	(237)	(780)	(192)	(3,593)

Net carrying value

At December 31, 2010	1,018	1,989	410	936	791	1,913	7,057
At June 30, 2011	2,057	1,869	19,446	1,050	2,808	3,334	30,564

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

8	Environmental liabilities

	June 30,	December 31,
	2011	2010
Special warrants liability (a)	-	328
Asset retirement obligation (b)	7,804	359
	7,804	687
Less – current portion	-	(328)

Long-term balance	7,804	359

a)	Special warrants liability

On February 1, 2011, the Company made the final of four payments to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca. Total payments were $1,100.

	Total Amount	Discounted
Balance – December 31, 2010	334	328
Accretion of discounted liability for the period	-	6
Less – Repayment	(334)	(334)

Balance – June 30, 2011	-	-

b)	Asset retirement obligation

Balance – December 31, 2010	359
Accretion of discounted liability for the period	24
Change in estimate – estimated cash flows (i)	7,422
Change in estimate – discount rate (ii)	(1)

Balance – June 30, 2011	7,804
Less – current portion	-

Long term balance – June 30, 2011	7,804

(i)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.

(ii)	The Company has adjusted its asset retirement obligation for a change in the risk-free discount rate, which was 3.49% at June 30, 2011 (December 31, 2010 – 3.48%).

The Company estimated as at June 30, 2011 that the undiscounted closure costs would amount to $18,085, taking into account an estimated inflation rate of 5% over an estimated remaining project life in excess of 24 years.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior long-term debt facilities

On September 28, 2010 the Company finalized and signed the senior debt facilities outlined below, which are collateralized by a first mortgage over the Company’s assets and severally guaranteed by Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively “the Korean Consortium”) for their portion of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (consisting of interest and fees) and working capital costs of the Boleo Project.

Each of the facilities are to be drawn down pro-rata, subject to eligibility requirements associated with the US Exim facilities, following the injection and spending of the required contributions by the Company and the Korean Consortium, as well as compliance with a number of standard conditions precedent which included the implementation of a hedging program (note 11(b)(i)).

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is permitted to make voluntary prepayments on the facilities without any penalty.

a)	Senior debt – Export-Import Bank of the United States (“US Exim”)

US Exim approved a debt facility of $419,612, which includes accrued interest and the capitalized exposure fee of $22,579. The loan bears interest at a fixed rate of 3.02% per annum. Such interest will be accrued and added to the principal outstanding, until the final economic completion date of the project (as defined in the lending agreement). The exposure fee will be added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of $5,000 on any instalment date. During the construction period, interest will be accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, from November 26, 2010, the Company will accrue commitment fees of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees will be payable every six months starting on June 18, 2011.

b)	Senior debt – Export Development Canada (“EDC”)

EDC has provided the Company with a debt facility of up to $150,000, which includes accrued interest. The loan will bear interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 1.25% to 6.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. During the construction period, interest will be accrued and added to the principal outstanding. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, the Company will accrue commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior long-term debt facilities (continued)

c)	Senior debt – Korean Development Bank (“KDB”)

KDB has provided the Company with a debt facility of up to $90,000. The debt facility will bear interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company will accrue commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

d)	Senior debt – Commercial Banks

A group of commercial banks (“Commercial Banks”) have agreed to provide the following amounts of senior debt to the Company:

Barclays Bank Plc	13,750
Standard Bank Plc	8,750
Standard Chartered Bank	13,750
UniCredit Bank AG	5,000
WestLB AG, New York Branch	8,750
50,000

The loan will bear interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months.

In addition, the Company will accrue commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

e)	Cost overrun facility – Commercial Banks

As part of the project debt facility, the Company was required to arrange a $100,000 cost overrun facility. The Company and the Korean Consortium have agreed to proportionately provide $50,000 of which the Company has satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (note 11 (a)). The Korean Consortium has guaranteed to supply its $15,000.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior long-term debt facilities (continued)

e)	Cost overrun facility – Commercial Banks (continued)

The remaining $50,000 of the cost overrun facility was obtained proportionately from the same group of Commercial Banks (note 9(d)). In the event that the Company would draw on the cost overrun facility from the Commercial Banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, repayable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 2% to 11% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company will accrue commitment fees of 1.8% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

10	Subordinated long-term debt facilities

	June 30,	December 31,
	2011	2010
Subordinated loan - KDB (a)	-	-
Funding loan - Korean Consortium (b)	8,663	-
Refundable deposit liability (c)	9,053	8,756
Loans from non-controlling interest (d)	119,247	66,331
	136,963	75,087

Less – current portion	-	-

Subordinated long-term debt	136,963	75,087

a)	Subordinated loan – KDB

KDB has provided the Company with a debt facility of up to $64,000, including accrued interest. This facility will rank subordinate with all senior debt in right of payment and security and will bear interest at LIBOR plus a margin that will vary between 3.95% and 4.3% at various periods of the loan. The facility will be repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and cash sweeps. Accrued interest will be payable six months in arrears. In addition, the Company will accrue commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which will be repayable on the last day of every six month period ending June 30 or December 31 of each year.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated long-term debt facilities (continued)

b)	Funding loan – Korean Consortium

As part of its acquisition of 30% of MMB in 2008, the Korean Consortium is to provide a funding loan (the “Baja funding loan”) of $50,000 to MMB, which is considered part of the Company’s share of the equity residual to be funded. This facility will rank subordinate in right of payment and security with all senior debt and the KDB subordinated loan (note 10(a)), and will bear interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after repayment of the senior debt facilities (note 9), will accrue interest at the six-month average LIBOR plus 5.5%. The facility will be repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to shareholders of MMB. Accrued interest will be added to the principal, and will thereafter accrue interest in like manner.

The mandatory cash sweep mechanism included in the Baja funding loan represents an embedded derivative, which has been separated from the host instrument (note 11(b)(ii)).

	Face value	Amount
		recognized
Balance - December 31, 2010	-	-
Contributions	10,500	9,007
Financing costs (note 5)		(377)
Accretion of discounted liability for the period	-	33

Balance – June 30, 2011	10,500	8,663

The Company estimated the fair value of the funding loan at recognition (which is consistent with the fair value at June 30, 2011) based on:

  The application of a discount rate of 8.43% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

c)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Korean Consortium. This deposit is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company by the Korean Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

During 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was estimated based on a weighted probability assessment that the manganese production decision could likely be made on or earlier than December 31, 2012.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated long-term debt facilities (continued)

c)	Refundable deposit liability (continued)

The amortized cost of the liability was re-measured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,421 and consequently a reduction in the liability of $1,113 was recognized as a change in estimate in the Consolidated Statement of Operations.

	Face value	Amount
		recognized
Balance - December 31, 2010	10,000	8,756
Accretion of discounted liability for the period	-	297

Balance – June 30, 2011	10,000	9,053

d)	Loans from non-controlling interests

The Korean Consortium has agreed to fund 30% of the historic and future development costs of the Boleo Project. In November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans, including those from the Company. Under the revised terms, these loans will be repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, recognizing an increase in the loans from non-controlling interests of $33,762 in contributed surplus.

	Face value	Amount
		recognized
Balance – December 31, 2010	68,956	66,331
Contributions	46,937	48,010
Accretion of discounted liability for the period	-	4,906

Balance – June 30, 2011	115,893	119,247

At June 30, 2011, the Company estimated the fair value of loans from non-controlling interests at $127,120, based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 7.65% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

  The estimated fair value of the voluntary prepayment option of $7,642. The fair value was estimated using a receiver swap option model, applying a risk-free yield curve and a credit-spread that appropriately reflects the credit risk of the Company.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Derivative instruments

a)	Derivative assets

The Company satisfied its contribution to the cost overrun facility (note 9 (e)) through a $35,000 equity cost overrun facility, agreed to with Louis Dreyfus in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate.

The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company has recorded a non-current derivative financial asset on its balance sheet.

The Company used the Black Scholes model, applying management’s estimate of the weighted probability amount of the facility, which the Company expect to utilize, and estimated the fair value of the put at June 30, 2011 at $4,817 ($3,746 at December 31, 2010). The volatility rate and risk free rate applied in determining the fair value were 78% and 2.15%, respectively.

b)	Derivative liabilities

	June 30,	December 31,
	2011	2010
Hedge liability (b)(i)	99,456	72,730
Mandatory prepayment option (b)(ii)	572	-

	100,028	72,730

i)	Hedge liability

In order to satisfy the conditions precedent to the senior long-term debt facilities (note 9), the Company entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

The details of the hedging instruments at June 30, 2011 and December 31, 2010 are as follows:

Production	Put price	Call price	Fair value
‘000’s lbs	$ per lb	$ per lb	June 30,	December 31,
			2011	2010
33,716	2.40	3.96	(18,386)	(13,761)
130,146	2.40	3.97	(68,194)	(49,566)
17,637	2.40	4.01	(7,950)	(5,812)
11,097	2.40	4.02	(4,926)	(3,591)

192,596	2.40	3.97	(99,456)	(72,730)

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Derivative instruments (continued)

b)	Derivative liabilities (continued)

i)	Hedge liability (continued)

The Company recognized a fair value adjustment on its derivative contracts in the Consolidated Statement of Operations of $4,410 and $(26,726) during the three and six months ended June 30, 2011, respectively, and $nil during the three and six months ended June 30, 2010, as there were no hedge contracts in place at that time.

ii)	Mandatory prepayment option on Baja funding loan

The Baja funding loan (note 10 (b)) contains a cash sweep mechanism, which requires that 11% of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment option represents an embedded derivative, which has been separated from the host contract.

The mandatory prepayment option was initially recognized against contributed surplus at an estimated fair value of $572 (which is consistent with the fair value at June 30, 2011). Subsequent changes in fair value are to be recorded in the Consolidated Statement of Operations. The fair value was determined based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest under the cash sweep mechanism;

  The application of a weighted average discount rate of 7.57% which took into account an element of the cost of borrowing and the marginal rates charged on similar instruments.

12	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – January 1, 2010	25,046,978
Brokers’ warrants	1,093,750
Warrants issued for equity cost overrun facility	7,408,727
Warrants expired during the period	(110,000)

Warrants outstanding – December 31, 2010	33,439,455
Warrants exercised during the period	(101,813)
Warrants expired during the period	(8,667,165)

Warrants outstanding – June 30, 2011	24,670,477

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Share capital (continued)

b)	Warrants (continued)

The following table summarizes information about share purchase warrants outstanding at June 30, 2011:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
Cdn$		(years)	Cdn$
0.50 to 0.99	1,093,750	0.62	0.88
1.00 to 1.49	7,408,727	4.00	1.38
1.50 to 2.50	16,168,000	1.24	2.49

	24,670,477	2.04	2.08

c)	Stock options

Details of the Company’s stock option activity are as follows:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Stock options outstanding – January 1, 2010	13,075,000	0.43
Granted	13,815,000	1.16
Exercised	(1,578,750)	0.37
Forfeited	(62,500)	0.87

Stock options outstanding – December 31, 2010	25,248,750	0.83
Granted	5,600,000	1.10
Exercised	(2,675,000)	0.40
Expired	-	-
Forfeited	(220,000)	1.00

Stock options outstanding – June 30, 2011	27,953,750	0.93

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Share capital (continued)

c)	Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2011:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
Cdn$			Cdn$		Cdn$

0.35 to 0.49	6,485,000	1.39	0.40	6,485,000	0.40
0.50 to 0.99	2,423,750	2.94	0.59	2,323,750	0.58
1.00 to 1.49	19,045,000	4.53	1.15	3,361,250	1.17
	27,953,750	3.66	0.93	12,170,000	0.65

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At June 30, 2011, the Company has reserved 32,922,308 common shares under the plan.

Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 5,600,000 five-year stock options to consultants and employees, with a fair value of $3,301 (Cdn$3,223) attributed to these options. The total stock-based compensation recorded during the three and six months ended June 30, 2011 on all vested options was $2,443 (2010 – $97) and $4,916 (2010 – $446), respectively. This has been recognized, based upon the work carried out by the employee or consultant, to either stock-based compensation expense (three months ended: $1,573; 2010 - $30 and six months ended: $3,206; 2010 -$294, respectively) or to mineral properties (three months ended: $870; 2010 - $67 and six months ended $1,710; 2010 - $152), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2011	2010

Risk-free interest rate	1.88%	1.78%
Dividend yield	0%	0%
Expected volatility	79%	84%
Expected stock option life	3.16 years	3.16 years
Weighted average forfeiture rate	0%	0%
Weighted average exchange rates during the period (US$/Cdn$1)	$1.0240	$$0.9618
Weighted average fair value of stock options granted	$0.59	$$0.43

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

13	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common during the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Directors fees – administration	103	38	154	55
Management fees – administration	483	29	585	56
Management fees – development costs	214	96	322	213
	800	163	1,061	324

The above transactions, as well as the loans from the Korean Consortium occurred in the normal course of operations.

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team and the board of directors. The following compensation has been provided to key management personnel:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Compensation – cash and benefits	1,000	312	1,457	619
Compensation – stock-based compensation	1,368	86	2,770	197
	2,368	398	4,227	816

Upon resignation at the Company’s request, executive officers are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65.

14	Segmented information

The Company’s only business activity is the development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area as at June 30, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	18,561	387,012	405,573
Current assets	37,681	26,351	64,032
Total assets	56,242	413,363	469,605
Total liabilities	12,609	261,718	274,327

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Segmented information (continued)

The breakdown by geographic region as at December 31, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	114,234	224,809	339,043
Current assets	41,056	11,131	52,187
Total assets	155,290	235,940	391,230
Total liabilities	2,253	160,822	163,075

No revenues were earned in either of the geographic areas.

15	Commitments

a)
The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at June 30, 2011 are estimated to be $257,202, the payments for which are expected as follows:

2011	205,762
2012	51,440
257,202

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at June 30, 2011 amount to $1,694, the payments for which are all expected as follows:

2011	398
2012	601
2013	573
2014	122
1,694

c)
The Company entered into an office lease at a new location in 2010. The lease committed the Company to a 10 year lease at an average monthly lease expense of $55 (Cdn$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $497 (Cdn$480), and has provided a letter of credit (“LC”), related to the tenant improvement allowance, of $785 (Cdn$757) prior to occupancy (note 4(b)). The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

The Company’s future minimum lease payments under these leases are as follows:

2011	324
2012 – 2016	3,245
Thereafter	2,412
5,981

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

15	Commitments (continued)

d)
As required by the terms of the senior long-term debt facilities, the Company has agreed to terms of an off-take arrangement with Louis Dreyfus whereby the Company committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations.

e)
Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company has deposited $3,500 and has committed to deposit $9,900 into the project reclamation funding account before December 31, 2013.

2011	1,400
2012	4,900
2013	3,600
9,900

f)
Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

16	Supplemental cash flow information

The non-cash investing and financing activities of the Company includes the following:

	June 30,	June 30,
	2011	2010

Increase in accounts payable and accrued liabilities related to mineral properties	13,287	496
(Decrease) increase in accounts payable and accrued liabilities related to property, plant and equipment expenditures	(852)	34
(Decrease) increase in accounts payable and accrued liabilities related to deferred financing costs	(444)	422
Borrowing costs	5,236	683
Stock-based compensation	1,710	119

Other supplemental information:

	June 30,	June 30,
	2011	2010

Interest received	263	10

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

16	Supplemental cash flow information (continued)

Cash and cash equivalents comprise:

	June 30,	June 30,
	2011	2010

Cash in bank	16,315	10,274
Term deposits with maturity of less than three months	1,623	1,006
	17,938	11,280

17	Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported balance sheets and statements of operations.

In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Consolidated Balance Sheets as at June 30, 2010, including a reconciliation of equity, and Consolidated Statements of Operations and Consolidated Statements of Comprehensive Loss for the three and six months ended June 30, 2010 have been reconciled to IFRS, with the resulting differences explained.

Reconciliations of assets, liabilities, equity and comprehensive income from those the Company reported under Canadian GAAP to IFRS follow below, with an explanation of the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments included in the tables that follow.

(a)	Functional currency

Under Canadian GAAP, the functional currency of MMB was the Canadian dollar, and under IFRS, the Company concluded that the functional currency of MMB is the US dollar. Under IFRS, the foreign currency non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates.

As a result of the change in functional currency of MMB on transition to IFRS from Canadian dollars to US dollars, the Company has changed its presentation currency to US dollars. The currency translation adjustment arising from Baja Mining Corp., Costeros and Meseta having a different functional currency than the presentation currency of the consolidated group is recognized in other comprehensive income. In addition, on adoption of IFRS the Company chose to apply the IFRS 1 election that allows a first-time adopter to set the currency translation adjustment to zero at January 1, 2010 and adjust deficit by the same amount.

(b)	Mineral properties

The adjustments to environmental liabilities (note 17(d)), were recognized against the carrying value of mineral properties in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

(b)	Mineral properties (continued)

As a result of the recognition of the subordinated loans from related parties at fair value and subsequently at amortized cost (note 17(e)), subsequent accretion amounts (which are considered to be borrowing costs) have been capitalized to the carrying value of mineral properties in accordance with IAS 23 Borrowing Costs (“IAS 23”). Furthermore, the refundable deposit liability (note 10(c)) was determined to represent general borrowings as contemplated in IAS 23. As a result, the accretion expense related to the refundable deposit liability, which was previously recognized in accumulated deficit, was capitalized to mineral properties as at January 1, 2010 and continues to be capitalized under IFRS, based on the application of a weighted average capitalization rate.

Under Canadian GAAP, the Company recognized a deferred tax liability related to share-based payment amounts capitalized to mineral properties. The corresponding deferred tax expense was capitalized to development costs within mineral properties. However, IFRS prohibits the recognition of the deferred tax liability related to capitalized share-based payments as it does not stem from a business combination nor does it affect accounting or taxable income at the time. Therefore, the deferred tax expense previously capitalized to mineral properties has been derecognized.

(c)	Share-based payment

IFRS requires measurement of share-based payments to non-employees be based on the fair value of the goods or services received, determined at the date of receipt. However, the definition of an employee under IFRS is much broader as it also includes “others who perform services similar to those rendered by employees”.

Canadian GAAP requires that share-based payments to non-employees be based on the most reliable measure of either, (i) the stock options (based on a recognized valuation technique such as the Black Scholes model), or (ii) the fair value of the goods or services provided by the non-employee. The Company’s non-employee share-based payments were measured based on the fair value of the stock options as determined using the Black Scholes valuation model. Canadian GAAP also requires that stock options granted to non-employees be measured at the earliest of (i) the date that the counterparty’s performance is complete, (ii) the date at which a performance commitment is reached, or (iii) in the case of fully vested options, the grant date.

(d)	Environmental liabilities

Under IFRS, estimates of provisions are required to be revisited at each reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions, including assumptions related to the discount rate used in determining the present value of the obligation. In accordance with IFRIC 1 (and similar to Canadian GAAP), changes resulting from the re-measurement of provisions are to be recognized against the value of the corresponding asset. Changes that reflect the passage of time (accretion) are recognized as finance costs.

Under Canadian GAAP, environmental liabilities are not adjusted for changes in the discount rate and accretion was recognized as part of operating expenses.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

(e)	Measurement of subordinated debt from non-controlling interests

Under Canadian GAAP, the subordinated loans from the Korean Consortium received subsequent to the sale of 30% of the Company’s interest in MMB to the Korean Consortium are related party transactions and were recorded at face value (note 10(d)).

IFRS does not contain separate measurement criteria for related party transactions. As such, the subordinated loans from the Korean Consortium are measured in accordance with IAS 39, which requires that these loans be recognized initially at fair value and thereafter at amortized cost. This has resulted in additional borrowing costs being capitalized to mineral properties in accordance with IAS 23, as the loans from non-controlling interests are specific to the development of the Boleo Project.

(f)	Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the currency translation adjustment. As described in note 17(a), a currency translation adjustment did not arise under Canadian GAAP.

(g)	Non-controlling interests

Under IFRS, non-controlling interests are required to be presented as part of equity. In addition, total comprehensive loss is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company has applied the requirements of IFRS 3 to future business combinations (without revisiting past business combinations), the latter provision of IAS 27 has been applied prospectively from January 1, 2010.

Under Canadian GAAP, the Company did not early adopt the provisions of CICA Handbook Section 1602 Non-controlling interests, and thus, did not recognize a loss from non-controlling interests. The Company applied CICA Handbook Section 1600 Consolidated Financial Statements, which prohibited the recognition of non-controlling interests with a deficit balance.

(h)	Derivative asset

The Company’s purchased put option (note 11(a)) was treated as an equity instrument within share capital in accordance with Canadian GAAP. This put option is a derivative asset under IFRS, recognized at fair value through profit or loss.

(i)	Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated balance sheets and consolidated statement of operations have not resulted in significant reclassification amongst total amounts of operating, investing and financing activities on the statement of cash flows. As there have been no changes to the net cash flows, no reconciliation has been prepared.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

Consolidated assets, liabilities and equity have been reconciled from Canadian to IFRS as at June 30, 2010 as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
ASSETS

Current assets		12,849	-	12,849

Other receivables		480	-	480
Deferred financing costs	(a)	6,873	356	7,229
Mineral properties	(a)-(e)	152,770	182	152,952
Property, plant and equipment		1,717	-	1,717

Total assets		174,689	538	175,227

LIABILITIES AND EQUITY

Current liabilities		5,138	-	5,138

Environmental liabilities	(d)	162	(13)	149
Subordinated long-term debt	(e)	48,320	(26,988)	21,332

Total liabilities		53,620	(27,001)	26,619

Share capital		97,658	-	97,658
Share purchase warrants		15,638	(15,638)	-
Contributed surplus	(c)(e)	86,084	43,651	129,735
Deficit	(a)-(d)	(75,413)	(1,788)	(77,201)
Accumulated other comprehensive (loss) income	(a)	(2,898)	1,526	(1,372)

Shareholders’ equity		121,069	27,751	148,820
Non-controlling interests	(g)	-	(212)	(212)

Total equity		121,069	27,539	148,608

Total liabilities and equity		174,689	538	175,227

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

The Consolidated Statement of Operations for the three months ended June 30, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Expenses
General and administration		125	-	125
Wages and subcontractors		767	-	767
Stock-based compensation	(c)	84	(53)	31
Depreciation	(b)(d)	159	(120)	39
Management and directors fees		69	-	69
Professional and consulting fees		397	-	397
Research		227	-	227
Shareholders information		134	-	134

Loss (income) before other items		(1,962)	173	(1,789)
Foreign exchange (loss) gain	(a)	(1,456)	6,401	4,945
Net financing cost and other income	(d)	(9)	3	(6)
Change in estimate – refundable deposit liability		1,113	-	1,113

(Loss) income before income tax		(2,314)	6,577	4,263
Income tax recovery		20	-	20

(Loss) income for the period		(2,294)	6,577	4,283

(Loss) income for the period attributable to:
Shareholders of the Company		(2,294)	6,660	4,366
Non-controlling interests	(g)	-	(83)	(83)

Basic and diluted (loss) income per share		(0.02)	0.05	0.03

The Consolidated Statement of Comprehensive Loss for the three months ended June 30, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS

(Loss) income for the period	(a)-(d)	(2,294)	6,577	4,283

Other comprehensive income (loss)
Currency translation adjustment	(a)	1,954	(6,524)	(4,570)

Total comprehensive (loss) income		(340)	53	(287)

Total comprehensive (loss) income attributable to:
Shareholders of the Company		(340)	136	(204)
Non-controlling interests	(g)	-	(83)	(83)

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
June 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

The Consolidated Statement of Operations for the six months ended June 30, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Expenses
General and administration		265	-	265
Wages and subcontractors		1,515	-	1,515
Stock-based compensation	(c)	242	52	294
Depreciation	(b)(d)	299	(234)	65
Management and directors fees		113	-	113
Professional and consulting fees		684	-	684
Research		326	-	326
Shareholders information		300	-	300

(Loss) income before other items		(3,744)	182	(3,562)
Foreign exchange (loss) gain	(a)	(450)	2,649	2,199
Net financing cost and other income		(1)	-	(1)
Change in estimate – refundable deposit liability		1,113	-	1,113

(Loss) income before income tax		(3,082)	2,831	(251)

Income tax recovery	(b)	92	(72)	20

(Loss) income for the period		(2,990)	2,759	(231)

(Loss) income for the period attributable to:
Shareholders of the Company		(2,990)	2,971	(19)
Non-controlling interests	(g)	-	(212)	(212)

Basic and diluted (loss) income per share		(0.02)	0.02	(0.00)

The Consolidated Statement of Comprehensive Loss for the six months ended June 30, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS

(Loss) income for the period	(a)-(d)	(2,990)	2,759	(231)

Other comprehensive income (loss)
Currency translation adjustment	(a)	1,425	(2,797)	(1,372)

Total comprehensive (loss) income		(1,565)	(38)	(1,603)

Total comprehensive (loss) income attributable to:
Shareholders of the Company		(1,565)	174	(1,391)
Non-controlling interests	(g)	-	(212)	(212)